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                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                               Commission File Number: 000-26425

                           NOTIFICATION OF LATE FILING


(Check One)

[X] Form 10-K   [ ] Form 11-K   [ ] Form 20-F    [ ] Form 10-Q    [ ] Form N-SAR

For Period Ended: December 31, 2000

[ ]  Transition Report on Form 10-K         [ ]  Transition Report on Form 10-Q

[ ]  Transition Report on Form 20-F         [ ]  Transition Report on Form N-SAR

[ ]  Transition Report on Form 11-K

For the Transition Period Ended:_________________

Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION

         Full name of registrant:  NextPath Technologies, Inc.
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         Former name if applicable:
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         Address of principal executive office (Street and Number): 5050 North
40th Street, Suite 340

         City, state and zip code:    Phoenix, Arizona 85018


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                                     PART II
                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate )

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

         The Company has insufficient funds to complete its Form 10-K and recently changed its corporate counsel.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

            Kenneth L. Uptain         602                     224-0685
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                (Name)             (Area Code)           (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during

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the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                       [X] Yes                   [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                       [X] Yes                   [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The effects of the change, if any, on the Company's previously filed reports on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000 and September 30, 2000, and the fiscal year ended December 31, 1999 are presently indeterminable. Therefore, a reasonable estimate of the restated results, if any, cannot be made at this time.

                           NextPath Technologies, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 2, 2001                 By     /s/ Kenneth L. Uptain
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                                           Kenneth L. Uptain
                                           President and Chief Executive Officer